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                                                    Filed by Gart Sports Company

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: The Sports Authority, Inc.
                                                     Commission File No: 1-13426

DEAR GART SPORTS ASSOCIATE:

    I wanted to communicate with you as soon as possible about a very exciting development for our company. Today we announced our intention to combine with The Sports Authority. Together, Gart Sports and The Sports Authority will be the preeminent sporting goods retailer in the U.S., with capabilities and opportunities on a scale much broader than would have been possible for either one of our companies on a stand alone basis.

    Attached is the press release of our announcement.

    The new company will be known as The Sports Authority, and it will be headquartered here, in Englewood, CO. I will be vice-chairman and chief executive officer, and Marty Hanaka, The Sports Authority chairman and chief executive officer, will serve as chairman of the combined company. The management team of the combined company will be comprised of members of both Gart Sports and The Sports Authority.

    Our management team's initiatives to grow our business and successfully integrate other sporting goods retail chains have enabled us to significantly expand and solidify our presence in certain regions of the U.S. They have also enabled us to significantly enhance our financial results. The Sports Authority, with its concentration of stores on the East Coast, is a perfect fit for us. Together, we will be able to increase our economies of scale and expand our store base into new markets to provide the broadest selection of brand name sporting apparel, footwear and equipment available at competitive prices for our customers.

    As you know from firsthand experience, the retail industry as a whole has been experiencing an exceptionally difficult period. Without a strong national player, the sporting goods consumer who is looking for great selection, great service and competitive prices is underserved. This merger represents the best opportunity for both companies to compete successfully against the mass merchandisers, deep discounters, specialty stores and catalog and Internet-based retailers. With 385 stores in 45 states, the new company will have the size and strength to compete with anyone, anywhere in the country and we will be positioned to serve customers better than ever.

    In addition to being an excellent fit from a geographic perspective, Gart Sports' and The Sports Authority's people and operating philosophies are very similar. We'll have some of the most talented and experienced managers in sporting goods and retail working toward the same goals. Together, we have the strategic, operational and financial resources for success.

    A transition team comprised of members of both companies will be established and one of its tasks will be to assess the skills mix and business needs of the new company. The team will provide associates with more information as the integration process gets underway.

    This is an outstanding opportunity to create a solid foundation for future growth in resources, product offerings and career opportunities for the combined company's people on a national scale. I believe we have an even brighter future as a result of this combination.

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    Thank you for your continued hard work and contributions to our success.

Sincerely,

Doug Morton
Chief Executive Officer

Attachment

    The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

    GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

    Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on
June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
AELLIOTT@GARTSPORTS.COM

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Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer and Chief Financial Officer
T: 954-677-6360

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